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08027104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MUTUAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 Roadside Dr. Suite 200
(No. and Street)

Agoura Hills (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Voss 818 706-8170 X218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lorenz & Opdahl LLP
(Name – *if individual, state last, first, middle name*)

4130 Cahuenga Blvd. Suite 205, (Address) Toluca Lake (City) CA (State) 91602 (Zip Code)

RECD S.E.C.
FEB 28 2008
803

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Mail Processing Section
FEB 28 2008
Washington, DC
103

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PA 3/12

OATH OR AFFIRMATION

I, Mitchell Voss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT MARTIN WEISZ
Commission # 1504154
Notary Public - California
Ventura County
My Comm. Expires Jul 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

FOR THE PERIOD FROM JANUARY 1, 2007

TO DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITORS' REPORT
To the Board of Directors
Mutual Securities, Inc.

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. as of December 31, 2007 and the related statements of operations, changes in shareholders' equity and cash flows for the period from January 1, 2007 to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the period from January 1, 2007 to December 31, 2007 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

LORENZ & OPDAHL LLP
CERTIFIED PUBLIC ACCOUNTANTS

Toluca Lake, California
February 20, 2007

MUTUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

	ASSETS	
	Cash and cash equivalents (Notes 1 and 2)	$2,255,852
	Commissions receivable	681,261
	Accounts receivable other	8,776
	Property and equipment, net (Note 3)	-0-
	Trading investment	500
	Prepaid expenses	128,031
	TOTAL ASSETS	$3,074,420
	LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:		
	Accounts payable	$39,497
	Income taxes payable	9,558
	Commissions payable	726,916
	TOTAL LIABILITIES	$775,971
Shareholder's Equity:		
	Common stock, 100,000 shares authorized, 31,216 shares issued and outstanding	$ 23,413
	Additional paid in capital	142,726
	Retained earnings	2,132,310
	TOTAL SHAREHOLDERS' EQUITY	$2,298,449
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,074,420

See auditor's report and accompanying notes to financial statements

MUTUAL SECURITIES, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2007

Revenue:		
	Agency commission	$8,813,314
	Principal commission	605,391
	Mutual fund & Direct Product	2,087,509
	Insurance and annuity	471,091
	Advisory fees	224,886
	Other income	1,096,767
	Interest income	54,122
	TOTAL REVENUE	$13,353,080
Operating expenses:		
	Clearing & floor brokerage fees	$511,257
	Commissions	9,032,765
	Fees investment advisors	82,259
	Trading errors and bad debts	6,728
	Salaries and wages	908,369
	Depreciation and amortization	44,260
	Insurance	176,658
	Occupancy	104,934
	Professional fees	315,987
	Regulatory fees	92,294
	Miscellaneous	139,733
	Retirement account fees	87,746
	Payroll taxes	56,666
	Postage and delivery	70,818
	Arbitration expense	47,379
	Printing	57,800
	Quotes	64,880
	Other operating expenses	137,988
TOTAL OPERATING EXPENSES		$11,938,521
Net income before taxes		$1,414,559
Income taxes		21,294
NET INCOME		$1,393,265

See auditors report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2007

	Common Stock	Paid In Capital	Retained Earnings	Total
Balance January 1, 2007	$23,413	$142,726	$1,496,099	$1,662,238
Owner's draw			$757,054	$757,054
Net Income			$1,393,265	$1,393,265
Balance December 31, 2007	$23,413	$142,726	$2,132,310	$2,298,449

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net Income	$1,393,265
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	44,260
Increase in commissions receivable	(196,358)
Decrease in note receivable	84,419
Increase in prepaid expenses	(91,090)
Increase in accounts payable	9,890
Decrease in income taxes payable	(2,028)
Decrease in trading investments short	(12,005)
Increase in commissions payable	34,297
Net cash from operating activities	$ 1,264,650
CASH FLOWS FROM INVESTING ACTIVITIES:	
Draw by owners	$ (757,054)
Trading Investments	(500)
Purchase of fixed assets	(44,260)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 462,836
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,793,016
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,255,852

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Mutual Securities, Inc. ("the Company") was incorporated under the laws of the State of California on January 31, 1982. The Company has been organized to engage in the stock brokerage business. The Company is registered as a broker-dealer in securities with the Securities Exchange Commission. The Company does not carry customer accounts.

Revenue recognition

Commission income is recorded at the time the transaction is settled and the income can be reasonably determined. Interest income is recognized when earned.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the asset.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed as an S Corporation under Section 1362(a) of the Internal Revenue Code. The effect of this election is that taxable results of operations and tax credits generated are reported on the individual income tax returns of the shareholders. Accordingly, it has made no provision for federal income taxes.

NOTE 2 - CASH AND CASH EQUIVALENTS

At December 31, 2007 cash and cash equivalents consisted of the following:

Cash	$2,255,852
Total cash and cash equivalents	$2,255,852

Included in the cash balance of $2,255,852 is $200,000 which the Company maintains in an escrow account with its clearing agent.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment are carried at cost. At December 31, 2007, property and equipment consisted of the following:

Office equipment	$214,156
Furniture and fixtures	45,688
	259,844
Less accumulated depreciation	(259,844)
Property and equipment, net	$ -0-

Depreciation expense was $44,260

NOTE 4 - PROFIT SHARING PLAN

The Company has a simplified employee pension retirement plan. Contributions to the plan are based on the employee reaching age 21 and having at least two years of service. All contributions to the plan are made at the discretion of the Company. Total contributions made for the 2007 plan year were $ 33,994.

NOTE 5 - 401(k) PLAN

The Company has added a 401(k) deferral plan for its employees. The Company shall make a matching contribution equal to 100% of the employee's elective deferral not to exceed 4% of compensation. Total matching contribution for the 2007 plan year was $26,876. The Company has also made an additional 4% discretionary contribution of $26,876. The total contribution to the 401 (k) was $53,752.

NOTE 7 - COMMITMENTS

Lease commitment

The Company has entered into an amendment to the lease agreement for office space under a Non-cancelable lease which commenced January 1, 2003 and expires December 31, 2007. The amendment to the lease agreement commenced January 1, 2008 and expires December 31, 2012. The amended lease contains provisions for operating expenses based on actual costs incurred by the lesser. Future minimum lease payments under the lease are as follows:

Year	Amount
2008	$ 97,675
2009	100,605
2010	103,623
2011	106,732
2012	109,933
	$ 518,568

NOTE 8 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $100,000 or one-fifteenth of aggregate indebted-ness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2007, the Company had net capital, as defined, of $2,125,921.

MUTUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL
SCHEDULE I
DECEMBER 31, 2007

CREDITS:		
	Common stock	$ 23,413
	Additional paid in capita	142,726
	Retained earnings	2,132,310
	NET CREDITS	$2,298,449
DEBITS:		
	Other assets	137,007
	Haircuts on securities	35,521
	NET DEBITS	$172,528
	NET CAPITAL	$2,125,921
Minimum net capital requirements of the greater of $100,000 or aggregate indebtedness		$100,000
	EXCESS NET CAPITAL	$2,025,921
TOTAL AGGREGATE INDEBTEDNESS		$775,971
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		37%

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
SCHEDULE II
DECEMBER 31, 2007

A computation of reserve requirements is not applicable to Mutual Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii).

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
SCHEDULE III
DECEMBER 31, 2007

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii).

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
SCHEDULE IV
For the year ended December 31, 2007

Description	Credits	Changes	Capital	Indebtedness	Ratio
Company's computation	$2,298,525	$184,264	$2,114,261	$787,631	37%
Audit adjustments made subsequent to the Company's filing with the Financial Industry Regulatory Authority on or about January 21, 2008.	(77)	(11,737)	11,660	(11,660)	
Computation per Schedule 1	$2,298,448	$172,527	$2,125,921	$775,971	37%

The audit adjustment was due to netting prepaid taxes with the tax liability.

See auditor's report and accompanying notes to financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5 FOR A BROKER-DEALER CLAMING AND EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
Mutual Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Mutual Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debit) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as define above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LORENZ & Opdahl LLP
CERTIFIED PUBLIC ACCOUNTANTS

Toluca Lake, California
February 20, 2008

END